United States
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 Schedule 13G/A

                    Under the Securities Exchange Act of 1934


                          Lifestream Technologies, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    53219K101
                                 (CUSIP Number)

                                 August 4, 1998
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53219K101          Schedule 13G/A                          Page 2 of 5

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         Commodity Management & Research, Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

          (a)      [X]

          (b)      [_]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization.
         Incorporated in Colorado

--------------------------------------------------------------------------------
Number of         5.       Sole Voting Power

Shares                     1,352,000

Beneficially      6.       Shared Voting Power

Owned by Each              -0-

Reporting         7.       Sole Dispositive Power

Person                     1,352,000

With              8.       Shared Dispositive Power

                           -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,352,000 shares
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         12.0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         CO

CUSIP No. 53219K101          Schedule 13G/A                          Page 3 of 5

--------------------------------------------------------------------------------
2.       Names of Reporting Persons.
         Tim Mather
--------------------------------------------------------------------------------
5.       Check the Appropriate Box if a Member of a Group

          (c)      [X]

          (d)      [_]
--------------------------------------------------------------------------------
6.       SEC Use Only

--------------------------------------------------------------------------------
7.       Citizenship or Place of Organization.
         United States Citizen

--------------------------------------------------------------------------------
Number of         5.       Sole Voting Power

Shares                     1,352,000

Beneficially      6.       Shared Voting Power

Owned by Each              -0-

Reporting         7.       Sole Dispositive Power

Person                     1,352,000

With              8.       Shared Dispositive Power

                           -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,352,000 shares
--------------------------------------------------------------------------------
13.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         [X]
--------------------------------------------------------------------------------
14.      Percent of Class Represented by Amount in Row (9)
         12.0%
--------------------------------------------------------------------------------
15.      Type of Reporting Person

         IN

CUSIP No. 53219K101          Schedule 13G/A                          Page 4 of 5



Item 1.

(a) The name of the issuer is Lifestream Technologies, Inc., a Delaware corporation (the "Issuer").

(b) The address of the principal executive offices of the Issuer is 201 Linden Street, Suite 302, Fort Collins, CO 80524.

Item 2.

(a)  The Reporting  Persons are Tim Mather and Commodity  Management & Research,
     Inc.

(b) The business address for each of the Reporting Persons is 201 Centennial, Glenwood Springs, CO 81601.

(c) Mr. Mather is a citizen of the United States and Commodity Management & Research, Inc. is a Colorado corporation.

(d)  This statement relates to the common stock of the Issuer.

(e)  The relevant CUSIP number is 53219K101.

Item 3.

Non-applicable, this statement is not filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.

     (a)  1,352,000 shares
     (b)  12.0%
     (c)
          (i)      1,352,000 shares *
          (ii)     -0-
          (iii)    1,352,000 shares *
          (iv)     -0-

           *      See Item 6, below.

Item 5.

Non-applicable.

CUSIP No. 53219K101          Schedule 13G/A                          Page 5 of 5


Item 6.

1,140,000 of the shares listed above are held in a partnership, Lifestream Development Partners in the name of "Lifestream Development Partners CMR." The relevant partnership agreement provides for equal rights in the management of the partnership business. As a result, although the shares are designated as belonging to Commodity Management & Research, Inc., the other partner, Lifestream Diagnostics, Inc., may have authority to control the voting or disposition of these shares. However, the course of business of the partnership has been that only Tim Mather votes these shares.

Item 7.

Non-applicable, this statement is not filed pursuant to Rule 13d-1(b)(ii)(G).

Item 8.

Non-applicable, this statement is not filed pursuant to 240.13-1(b)(1)(ii)(J).

Item 9.

Non-applicable.

Item 10.

Non-applicable, this statement is not filed pursuant to 240.13d-1(b) or 240.13-1(c).


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

                                            TIM MATHER
                                            4/30/99
                                            ------------------------------
                                            Date

                                            /s/ Tim Mather
                                            ------------------------------
                                            Signature

                                            Tim Mather/individual
                                            ------------------------------
                                            Name/Title


                                            COMMODITY MANAGEMENT & RESEARCH
                                            4/30/99
                                            ------------------------------
                                            Date

                                            /s/ David Chapman
                                            ------------------------------
                                            Signature

                                            David Chapman/Secretary
                                            ------------------------------
                                            Name/Title